Exhibit 99.1

Kaixin Holdings Announces Share Consolidation

November 25, 2025

Beijing, China, November 25, 2025 (GLOBE NEWSWIRE) -- Kaixin Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) announced that it will effect a share consolidation of its ordinary shares, par value $0.045 each, at a ratio of 1-for-30, with a post-share consolidation par value $1.35 each, effective on December 1, 2025 (the “Share Consolidation”). The Company’s class A ordinary shares are expected to begin trading on a post-consolidation basis at the open of the market session on December 1, 2025. Upon the market opening on December 1, 2025, the Company’s class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “KXIN” with the new CUSIP number G5223X167.

As a result of the Share Consolidation, every thirty (30) shares of the Company’s ordinary shares will be automatically consolidated into one (1) ordinary share. Outstanding warrants and other outstanding equity rights will be proportionately adjusted to reflect the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

The Company’s transfer agent, Transhare Corporation, which is also acting as the exchange agent for the Share Consolidation, will send instructions to shareholders of record who hold stock certificates regarding the exchange of their old certificates for new certificates, should they wish to do so. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take action to implement the exchange of their shares.

About Kaixin Holdings

Kaixin Holdings is committed to transitioning into an AI-driven tech business located in China. The Company strives to leverage AI technologies to develop competitive applications and platforms for both domestic and international markets. Through the series of contemplated acquisitions, Kaixin enhances its AI application capability and aims to expand its AI capacity into new areas to create more growth opportunities.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Holdings

Investor Relations

Email: ir@kaixin.com